UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of registrant’s name into English)

3, Rothschild Street
Tel Aviv 6688106
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUPERCOM LTD.

6-K Items

On April 16, 2024, SuperCom Ltd. (the “Company”), entered into a Warrant Issuance Agreement (the “Agreement”) with a certain accredited institutional investor pursuant to which the Company issued a warrant (the “Warrant”) to such investor to purchase 1,000,000 ordinary shares, par value NIS 0.25 per share, of the Company in consideration of such investor’s accommodation to the Company for not yet having filed the Company’s resale Registration Statement on Form F-1 to register for resale under the Securities Act of 1933, as amended, the ordinary shares underlying the warrant issued by the Company to such investor on November 15, 2023. The Warrant has an exercise price of $0.4004 per ordinary share, is exercisable 60 days after issuance and will expire five years from the issue date. The exercise price of the Warrant is subject to adjustment for stock splits, reverse splits, and similar capital transactions as described in the Warrant. The Warrant was issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The foregoing descriptions of the Agreement and the Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of the Agreement and the Warrant, copies of which are attached as Exhibits 10.1 and 4.1, respectively, to this Report on Form 6-K and incorporated herein by reference.

Exhibit No.	Description
4.1*	Form of Warrant.
10.1*	Warrant Issuance Agreement, dated as of April 16, 2024, between the Company and the holder of the Warrant identified on the signature page thereto.

* Filed herewith.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.

	By:	/s/ Ordan Trabelsi
	Name:	Ordan Trabelsi
	Title:	Chief Executive Officer

Date: April 16, 2024